S A M E X M I N I N G C O R P.
301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

February 23, 2007

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on February 23, 2007 and was disseminated through the wire services   of CCN Matthews.

Item 4:

Summary of Material Change

SAMEX has arranged a private placement of 5,800,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.80 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $1.00 per share if exercised at any time during the two year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  A director of the Company is a placee for 200,000 of the units.  A 7% finder’s fee will be payable on a portion of the placement.

Pursuant to the Company’s Stock Option Plan, SAMEX has granted options to directors and officers of the Company on an aggregate of 1,295,000 shares at a price of $0.84 per share.   The options have a ten-year term which will expire February 23, 2017.

Item 5:

Full Description of Material Change

SAMEX has arranged a private placement of 5,800,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.80 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $1.00 per share if exercised at any time during the two year term of the warrant.  The share/warrant units will be subject to a four-month hold period. A director of the Company is a placee for 200,000 of the units.  A 7% finder’s fee will be payable on a portion of the placement.

Pursuant to the Company’s Stock Option Plan, SAMEX has granted options to directors and officers of the Company on an aggregate of 1,295,000 shares at a price of $0.84 per share.   The options have a ten-year term which will expire February 23, 2017.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 23rd day of February, 2007.

“Larry D. McLean”

Director